Filed by Safran S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Zodiac Aerospace S.A.
Commission File No. 333-154066
Date: February 24, 2017

The following is an excerpt from a presentation that was webcast on February 24, 2017:

Disclaimer

The forecasts and forward-looking statements described in this document are based on the data, assumptions and estimates considered as reasonable by the Group as at the date of this document. These data, assumptions and estimates may evolve or change as a result of uncertainties related in particular to the economic, financial, competitive, tax or regulatory environment. The occurrence of one or more of the risks described in the registration document (document de référence) may also have an impact on the business, financial position, results and prospects of the Group and thus affect its ability to achieve such forecasts and forward-looking statements. The Group therefore neither makes any commitment, nor provides any assurance as to the achievement of the forecasts and forward-looking statements described in this document.

> IMPORTANT ADDITIONAL INFORMATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed acquisition of Zodiac Aerospace (the "Transaction") or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger in connection with the Transaction are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac Aerospace will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related matters.

> ADDITIONAL U.S. INFORMATION

Any securities to be issued in connection with the Transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the Transaction, Safran will prepare a prospectus for Zodiac Aerospace's shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace's shareholders and file other documents regarding the Transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the Transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the Transaction will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

> FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac Aerospace's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: uncertainties related in particular to the economic, financial, competitive, tax or regulatory environment; the ability to obtain the approval of the Transaction by shareholders; failure to satisfy other closing conditions with respect to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac Aerospace's ability to successfully implement and complete its plans and strategies and to meet its targets; the benefits from Safran's or Zodiac Aerospace's (and their combined businesses) plans and strategies being less than anticipated; and the risks described in the registration document (document de référence). The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

> USE OF NON-GAAP FINANCIAL INFORMATION

This press release contains supplemental non-GAAP financial information. Readers are cautioned that these measures are unaudited and not directly reflected in the Group's financial statements as prepared under International Financial Reporting Standards and should not be considered as a substitute for GAAP financial measures. In addition, such non-GAAP financial measures may not be comparable to similarly titled information from other companies.

Safran / 2016 earnings / February 24, 2017

SAFRAN

This document and the information therein are the property of Safran. They must not be copied or communicated to a third party without the prior written authorization of Safran

Strategic milestonesContemplated acquisition of Zodiac Aerospace: status update  Safran / 2016 earnings / February 24, 2017  Reminder of key transaction parametersTender offer to be launched on Zodiac Aerospace at a price of €29.47 per share in cash(1)Following the offer, Zodiac Aerospace to be merged with Safran (exchange ratio ex-special dividend of 0.485 Safran share per Zodiac Aerospace share)Prior to the merger and subject to completion of the transaction, existing Safran shareholders would receive a special dividend of €5.5 per shareZodiac Aerospace Family shareholders, FFP and FSP(2) undertake to contribute their shares to the mergerTogether with the French State will own ~22% of Safran post-merger with a 2-year lock-up provision  Targeting all outstanding shares except those shares subject to an undertaking not to tender  Status update since January 19, 2017Employee representativesWorks Councils’ procedures initiated both at Safran and Zodiac AerospaceBinding agreementsFinalization subject to completion of Safran and Zodiac Aerospace Works Councils’ proceduresAntitrust and other regulatory approvalsOngoing preparation worksFilings post signing of binding agreements  (2) Fonds Stratégique de Participations

[Meeting Transcript Excerpts]

Event Name: Full Year 2016 Safran SA Earnings Call
Event Date: 2017-02-24T07:30:00 UTC

C: Peter Campbell;Safran SA;IR
C: Philippe Petitcolin;Safran SA;CEO
C: Bernard Delpit;Safran SA;CFO
P: Operator;
P: Olivier Brochet;Credit Suisse;Analyst

[Non-relevant information deleted]

P: Zafar Khan;Societe Generale;Analyst

[Non-relevant information deleted]

+++ presentation

Operator: Welcome (technical difficulty) questions. At this time, I’d like to turn the conference over to your host, Philippe Petitcolin, Safran’s CEO; and Bernard Delpit, Group CFO; and Peter Campbell, Investor Relations. Please go ahead.

Peter Campbell: Thank you. Good morning. Today’s discussion includes forward-looking statements and other information that may be subject to legal restrictions in certain jurisdictions. For further information, please refer to the disclaimers. They’re in the package you received this morning and in the slides, on the slide that you see on the screen. These disclaimers describe risks that may apply to the forward-looking statements and legal restrictions that may apply to the proposed transaction with Zodiac Aerospace.

With that, over to you, Philippe.

Philippe Petitcolin: Thank you Peter. Good morning.

[Non-relevant information deleted]

Just a short comment on the contemplated acquisition of Zodiac Aerospace, a status update. As of today, we are really working with the employee representatives. Work councils’ procedures are initiated both at Safran and Zodiac Aerospace.

Regarding the binding agreements, they are in finalization subject to completion of the Safran and Zodiac Aerospace Works Council’s procedures and regarding antitrust and other regulatory approvals we are in the preparation works, again waiting for the Works Council’s procedures to be completed.

[Non-relevant information deleted]

+++ q-and-a

Operator: Thank you. (Operator Instructions) Olivier Brochet, Credit Suisse.

Olivier Brochet:

[Non-relevant information deleted]

[W]hat could you tell us also in terms of shareholder support that you’ve received for the Zodiac deal either during the road show that you have done after the announcement or more recently?

Philippe Petitcolin:

[Non-relevant information deleted]

Regarding the road show we had with Bernard after the announcement of our potential merger with Zodiac, my personal feeling, it’s just personal feeling, I think it went very well. Our shareholders and investors understood why we were proposing this deal and personally I think that we got very positive feedback from all of them. Of course you have to go through the explanation why we do that. We do that to create value for our shareholders, we do that to create value for our customers, and we do that to make our Company better and stronger for the next coming years. So globally my personal feeling is that it was a positive.

[Non-relevant information deleted]

Operator: Zafar Khan, Societe Generale.

[Non-relevant information deleted]

Zafar Khan:

[Non-relevant information deleted]

[T]he next one which is the offer for Zodiac, the merger with Zodiac, and I’m very encouraged to hear that your shareholders by and large are supporting this. My own experience speaking to investors is that it’s really split opinion, I’ve had some very mixed reactions from the various people I’ve spoken to. And just for the record, we, SG, are supportive of the deal, so that’s my position. And I should congratulate your advisers for structuring the deal in such a way that it was possible to do.

But it does pose a problem gentlemen. The fact that you’re doing this in two stages and you don’t go to the shareholders until stage one is complete does put the shareholders in a little bit of a hostage position because let us assume that you get 55% acceptances on the cash tender offer, then I guess you have got control, but then you go to the shareholders and you put a vote to them, well, what do you expect them to do, they can hardly say no because that’s just cutting their noses because if you’ve only got that level of acceptance, can you integrate the thing, can you get the synergy?

So the shareholder is then forced to say, yes, we support it. Now, I know there’s a difference between kind of the legal requirement, but looking at it from a moral point of view in terms of the letter of the law versus the spirit of the law, do you not think you should really be asking the shareholders before you launch the cash tender?

Philippe Petitcolin: Zafar, it’s a philosophical question you are asking. We respect the law. We do our job, we do what we think is good for our Company, and we respect the law. So we will just go and do it as it has to be done. I understand your point, but I will not comment this point because what we do is just do what we think. Again, that’s the objective.

The objective is not to play a trick. The objective is really to do what is good for our Company, good for our shareholders, and good for our customers. And again, my only feeling is I want the Company to be stronger and -- for the long term and delivers more to my shareholders.

Regarding investors, which was your first question, we -- to be totally honest, when we started the discussion with our investors when we had our road show, some of them had a mixed feeling also at the beginning. But as I said, we convinced I think most of them -- I will not say all of them because I cannot be sure, but most of them said it was a nice way to see the future of our Company and to prepare our Company for the next challenges, and at the end of our discussion, again, my personal feeling is that they were mostly in favor of this deal. Next question.

Operator: Next question --

Zafar Khan: Can I just add a supplementary there?

Philippe Petitcolin: I understand this, but I would think maybe that some other people want to ask a few question and we have only a few minutes left.

Zafar Khan: Okay. That’s fine.

[Non-relevant information deleted]

Operator: Thank you. Ladies and gentlemen, this now concludes this web conference call. Thank you all for your participation. You may now disconnect.